OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
654407105
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	654407105

1	NAMES OF REPORTING PERSONS Min Dong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ Not Applicable
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,375,697 ordinary shares (Note)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

6,375,697 ordinary shares (Note)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,375,697 ordinary shares (Note)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.7% (Note)

12	TYPE OF REPORTING PERSON

IN

Note:	Value Chain International Limited (“Value Chain”) owns 2,002,312 ordinary shares of the Issuer. The Reporting Person and Mr. Shuang Wang are wife and husband and together beneficially own Value Chain’s 2,002,312 ordinary shares of the Issuer through their 100.0% ownership of Value Chain.

In addition, the Reporting Person and Mr. Shuang Wang also directly beneficially own 4,373,385 ordinary shares of the Issuer. Such ordinary shares include (i) 75,592 ordinary shares owned by the Reporting Person; (ii) 88,271 ordinary shares underlying the Reporting Person’s share options that are currently exercisable or exercisable within 60 days of the date of this filing; (iii) 4,013,715 ordinary shares owned by Mr. Shuang Wang and (iv) 195,807 ordinary shares underlying Mr. Shuang Wang’s share options that are currently exercisable or exercisable within 60 days of the date of this filing.

The total issued and outstanding shares of the Company as of the date of this filing is 35,791,834, which includes 800,000 ordinary shares that were converted into American Depositary Shares in January 2008 to facilitate our employees’ cashless exercise of vested stock options.

Item 1.
(a)	Name of Issuer:

Ninetowns Internet Technology Group Company Limited

(b)	Address of Issuer’s Principal Executive Offices

22 Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District Beijing 100020, People’s Republic of China
Item 2.
(a)	Name of Person Filing

Min Dong

(b)	Address of Principal Business Office or, if none, Residence

c/o Ninetowns Internet Technology Group Company Limited 22 Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District Beijing 100020, People’s Republic of China

(c)	Citizenship

The People’s Republic of China

(d)	Title of Class of Securities

Ordinary Shares

(e)	CUSIP Number

654407105
Item 3. Not applicable
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

6,375,697 ordinary shares (Note)

(b)	Percent of class:

17.7% (Note)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

6,375,697 ordinary shares (Note)

(iii)	Sole power to dispose or to direct the disposition of :

None

(iv)	Shared power to dispose or to direct the disposition of :

6,375,697 ordinary shares (Note)

Note:	Value Chain International Limited (“Value Chain”) owns 2,002,312 ordinary shares of the Issuer. The Reporting Person and Mr. Shuang Wang are wife and husband and together beneficially own Value Chain’s 2,002,312 ordinary shares of the Issuer through their 100.0% ownership of Value Chain.

In addition, the Reporting Person and Mr. Shuang Wang also directly beneficially own 4,373,385 ordinary shares of the Issuer. Such ordinary shares include (i) 75,592 ordinary shares owned by the Reporting Person; (ii) 88,271 ordinary shares underlying the Reporting Person’s share options that are currently exercisable or exercisable within 60 days of the date of this filing; (iii) 4,013,715 ordinary shares owned by Mr. Shuang Wang and (iv) 195,807 ordinary shares underlying Mr. Shuang Wang’s share options that are currently exercisable or exercisable within 60 days of the date of this filing.

The total issued and outstanding shares of the Company as of the date of this filing is 35,791,834, which includes 800,000 ordinary shares that were converted into American Depositary Shares in January 2008 to facilitate our employees’ cashless exercise of vested stock options.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certification
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2009

Signature:	/s/ Min Dong
Min Dong